EXHIBIT 12.1

MIDAMERICAN ENERGY HOLDINGS COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)

	Three Months Ended March 31,				Years Ended December 31,
	2007		2006		2006		2005		2004		2003		2002
Earnings Available for Fixed Charges:
Income from continuing operations	$313		$249		$916		$557		$538		$443		$397
Add (Deduct):
Income tax expense	160		131		407		245		265		270		111
Minority interest	11		2		20		9		6		6		6
Equity income	(5)		(2)		(44)		(53)		(17)		(38)		(40)
Add:
Fixed charges	328		231		1,203		927		950		975		827
Distributed income of equity investees	3		3		37		34		37		78		29
Deduct:
Capitalized interest – continuing operations	(1)		(1)		(4)		(5)		(11)		(8)		(5)
Capitalized interest – discontinued operations	—		—		—		—		—		—		(14)
	496		364		1,619		1,157		1,230		1,283		914
Total earnings available for fixed charges	$809		$613		$2,535		$1,714		$1,768		$1,726		$1,311
Fixed Charges:
Interest expense – continuing operations	$316		$222		$1,152		$891		$903		$761		$632
Interest expense – discontinued operations	—		—		—		—		13		11		14
Estimated interest portion of rental payments	9		6		39		26		24		22		20
Preferred dividends of subsidiaries – tax deductible	—		—		—		—		—		170		148
Preferred dividends of subsidiaries – nondeductible	3		3		12		10		10		11		13
Total fixed charges	$328		$231		$1,203		$927		$950		$975		$827
Ratio of earnings to fixed charges	2.5	x	2.7	x	2.1	x	1.8	x	1.9	x	1.8	x	1.6	x